Exhibit 4.3

Amended Interest Rate Swap Confirmation

August 15, 2014

To:	Scotiabank Covered Bond Guarantor Limited Partnership c/o The Bank of Nova Scotia Scotia Plaza 44 King Street West Toronto, Ontario M5H 1H1
Attn: Fax:	Managing Director – Secured and Capital Funding 416-945-4001
From:	The Bank of Nova Scotia
Re:	U.S.$15,000,000,000 Global Registered Covered Bond Program guaranteed as to payments of interest and principal by Scotiabank Covered Bond Guarantor Limited Partnership.

Dear Sir or Madam,

The purpose of this letter is to confirm the terms and conditions of the transaction entered into between The Bank of Nova Scotia (“Party A”) and Scotiabank Covered Bond Guarantor Limited Partnership (“Party B”) on the Trade Date specified below (the “Transaction”). This facsimile constitutes a “Confirmation” as referred to in the Agreement as specified below. This Confirmation supersedes and replaces in its entirety the Confirmation entered into by Party A and Party B on July 29, 2013.

This Confirmation evidences a complete binding agreement between you and us as to the terms of the Transaction to which this Confirmation relates. This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement dated as of July 19, 2013 (identified on page 1 thereof as the “Interest Rate 2002 Master Agreement”), as amended, restated and/or supplemented from time to time, between you and us (the “Agreement”). All provisions contained in the Agreement shall govern this Confirmation except as expressly modified below. In the event of any inconsistency between the provisions of the Agreement and this Confirmation, this Confirmation will prevail for the purpose of this Transaction. The definitions and provisions contained in the 2006 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc.) (the “Definitions”) are incorporated into this Confirmation. In the event of any inconsistency between any of the following, the first listed shall govern (i) this Confirmation; (ii) the Master Definitions and Construction Agreement dated as of July 19, 2013, between Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as Bond Trustee, The Bank of Nova Scotia, London Branch, as principal paying agent, a registrar and a transfer agent, The Bank of Nova Scotia Trust Company of New York, as a paying agent, a registrar, a transfer agent and the exchange agent, KPMG LLP, Party A, Party

B, Scotiabank Covered Bond GP, Inc. and 8429057 Canada Inc., and each other Person who may from time to time become a party thereto, as amended, restated and/or supplemented from time to time (the “Master Definitions and Construction Agreement”); and (iii) the Definitions. Capitalized terms used but not defined herein shall have the respective meanings given to them in the Master Definitions and Construction Agreement. For the purposes of the Definitions, references herein to a “Transaction” shall be deemed to be references to a “Swap Transaction”.

The terms of the particular Transaction to which this Confirmation relates are as follows:

Trade Date:	The First Transfer Date.
Effective Date:	The earliest to occur of (i) an Issuer Event of Default, (ii) a Guarantor Event of Default, and (ii) the Ratings Trigger Date.
Ratings Trigger Date:	The date on which one or more Rating Agencies downgrades or withdraws the long-term, unsecured, unsubordinated and unguaranteed debt obligations (or, in the case of Fitch, the long-term issuer default rating) of Party A, or any Credit Support Provider from time to time in respect of Party A, below the Required Ratings.
Required Ratings:	The threshold ratings BBB(high) (in respect of DBRS), BBB+ (in respect of Fitch) and Baa1 (in respect of Moody’s).
Termination Date:	The last day of the Guarantor Calculation Period during which the Notional Amount is reduced to zero.
Business Day Convention:	Following, except for the purposes of determining the Calculation Date.
Receipt Ratio:	In respect of each Guarantor Calculation Period, the fraction, the numerator of which is the aggregate amount of payments on account of interest in respect of all Loans actually received by Party B during such period (such aggregate amount, the “Interest Receipts”), and the denominator of which is the amounts that become due in that Guarantor Calculation Period on account of interest on all Loans, in accordance with the terms of such Loans and as at the first day in such period, to receive during such period, all as calculated by the Calculation Agent in accordance with the provisions of the Cash Management Agreement.
Notional Amount:	In respect of each Guarantor Calculation Period, the sum of (i) an amount in Canadian Dollars equal to the Average Loan Balance on the Calculation Date immediately following the last day of the relevant Guarantor Calculation Period multiplied by the Receipt Ratio, (ii) the balance of the GDA Account and (iii) without double counting, the principal balance of the Substitute Assets, in each case, on the Calculation Date immediately following the last day of the relevant Guarantor Calculation Period.

Amended Interest Rate Swap Confirmation

Payment Date:	The seventeenth day in each month, subject to the Business Day Convention.
Blended Amounts
Blended Rate Payer:	Party B.
Party B Payment Amount:	On each Payment Date, Party B shall pay to Party A an amount equal to the sum of (i) the Interest Receipts for the related Guarantor Calculation Period, (ii) all interest earned on amounts credited to the GDA Account during the related Guarantor Calculation Period, and (iii) all investment income earned by Party B on Substitute Assets during the related Guarantor Calculation Period, less any Guarantor Expenses which are payable by Party B in priority to payments to Party A in respect of such Payment Date and this Confirmation in accordance with the then applicable Priority of Payments.
Party B Day Count Fraction:	Actual/Actual (ISMA) as defined in the Terms and Conditions of the Covered Bonds.
Floating Amounts
Floating Rate Payer:	Party A.
Fixed Rate Payer Calculation Amount:	Notional Amount.
Floating Rate Option:	CAD-BA-CDOR.
Designated Maturity:	1 Month.
Party A Spread:	On the Effective Date, 100 bps and, thereafter, in respect of a Portfolio Adjustment, the spread agreed from time to time in writing by Party A and Party B in accordance with the Spread Determination Procedure set out below.
Party A Due Amount:

In respect of a Payment Date, Party A will pay to Party B the product of:

(a) the Fixed Rate Payer Calculation Amount;

(b) the Party A Day Count Fraction in respect of the relevant Guarantor Calculation Period; and

(c) the Floating Rate Option plus the Party A Spread in respect of the relevant Guarantor Calculation Period.

Party A Day Count Fraction:	Actual / 365 (fixed).
Initial Exchanges
Initial Exchange Date:	July 29, 2013
Party A Initial Exchange Amount:	$77,907,650.06

Amended Interest Rate Swap Confirmation

Party B Initial Exchange Amount:	Nil.
Other Provisions
Calculation Agent:	Party A
Spread Determination Procedure:

If either (A) Party B has during any Guarantor Calculation Period acquired additional Loans which cause the ACT Asset Value to increase by more than 10%, or (B) during any calendar quarter,

(a)         any Loan shall be sold from the Portfolio (other than a Loan repurchased by the Seller as a result of a breach of representation or warranty made with respect to such Loan in the Mortgage Sale Agreement);

(b)          any Loan shall be acquired by Party B and included in the Portfolio; or

(c)          the interest rate applicable to any Variable Rate Loan shall be adjusted in accordance with the Servicing Agreement,

(each, a “Portfolio Adjustment”), then Party B (or the Servicer on behalf of Party B) shall notify Party A (which notice shall include sufficient information for Party A to make the determinations required by this section) and Party A shall, on or before the first Payment Date following such Guarantor Calculation Period or calendar quarter, as applicable, determine the amount by which the Party A Spread (such revised Party A Spread, the “Adjusted Spread”) shall be adjusted as a result of such Portfolio Adjustment; provided, however, that at no time shall the Adjusted Spread be insufficient to ensure that Party B has sufficient funds to (i) make any payments of interest due on the Intercompany Loan or following a Covered Bond Guarantee Activation Event, all non-termination payments when due under all Covered Bond Swaps then outstanding and all payments (other than payments of principal) when due in respect of any Covered Bonds for which no Covered Bond Swap has been entered into, or (ii) pay any other Guarantor expenses then due and (iii) retain 35 bps of additional spread.
With effect from and including such Payment Date, the Party A Spread shall be the related Adjusted Spread.

Amended Interest Rate Swap Confirmation

Additional Termination Event:	It shall be an Additional Termination Event, with respect to which Party B shall be the sole Affected Party and all Transactions shall be Affected Transactions, if a Portfolio Adjustment is undertaken notwithstanding the fact that the Adjusted Spread would be insufficient to satisfy the test described above under Spread Determination Procedure.
Partial Termination:	If at any time a portion of the Portfolio is sold, a Partial Termination Payment will be due from Party B to Party A or from Party A to Party B, as applicable. Such Partial Termination Payment will be zero if agreed by both Party A and Party B.
Partial Termination Payment:	The Partial Termination Payment is equal to the net present value of the projected cash flows under this Agreement associated with the portion of the Portfolio that is being sold. The net present value will be calculated using interest rates derived from the then current Canadian dollar swap market and assuming that Party B is the sole Affected Party. The projected cash flows will be determined in a commercially reasonable manner by Party A. The Partial Termination Payment will be determined by Party A as soon as practicable after Party B notifies Party A of the specific details of the sale. Party B is obligated to provide Party A with 5 Business Days notice of any planned sale of all or part of the Portfolio.

Account Details
Account for payments to Party A:	To be advised.

Account for payments to Party B:	To be advised.
Contact Details for notices
Party A	The Bank of Nova Scotia Scotia Plaza 40 King Street West Toronto, Ontario M5H 1H1 Attention: Managing Director - Secured and Capital Funding Facsimile No.: 416-945-4001

Amended Interest Rate Swap Confirmation

Party B

Scotiabank Covered Bond Guarantor Limited Partnership
c/o The Bank of Nova Scotia
Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 1H1

Attention: Managing Director – Secured and Capital Funding

Facsimile No: 416-945-4001

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Amended Interest Rate Swap Confirmation

Confirmation

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing a copy of this Confirmation and returning it to us. We are delighted to have executed this Transaction with you and look forward to working with you again.

Time of trading is available upon request.

Yours sincerely,

THE BANK OF NOVA SCOTIA

By:	/s/ Ian Berry
Name: Title:	Ian Berry Managing Director & Head, Funding

Confirmed as of the date first written above:

SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP, by its managing general partner, SCOTIABANK COVERED BOND GP, INC.
By:	/s/ Christy Bunker
Name: Title:	Christy Bunker Vice-President

Amended Interest Rate Swap Confirmation